Exhibit 77(i)

Matters Submitted To A Vote Of Security Holders.

On August 7, 2008, an Annual Meeting of Shareholders for ING Prime Rate Trust, Auction Rate Cumulative Preferred Shares was held at which the shareholders were asked to approve a modification to the Trust's fundamental investment restriction governing borrowing.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
Prime Rate Trust, Auction Rate Cumulative Preferred Shares	3	5,446.000	546.000	253.000	10,001.000

On August 7, 2008, an Annual Meeting of Shareholders for ING Prime Rate Trust, Auction Rate Cumulative Preferred Shares was held at which the shareholders were asked to approve a modification to the Trust's fundamental investment restriction governing borrowing.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
Prime Rate Trust, Common and Auction Rate Cumulative Preferred Shares	3	65,242,968.144	4,160,196.315	1,900,949.805	99,962,658.264